ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 8, 2008

Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company”) should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2008 and 2007 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007, the related MD&A and the Company’s Annual Information Form, which have been filed with the Canadian Provincial Securities Regulatory Authorities (*) and the most recent Form 40F which has been filed with the US Securities and Exchange Commission.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

Caution - Forward Looking Statements: Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

Cautionary Note to U.S. Investors concerning Estimates of Measured Indicated and Inferred Resources

In this MD&A the terms “measured” and “indicated resources” are used. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to proven or probable reserves.

This MD&A also uses the term “inferred resources”. The Company advises U.S. investors that while such term is recognized and permitted under Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities rules, estimates of inferred resources may not form part of the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

(*) available at the SEDAR website at www.sedar.com

Description of Business

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of mineral properties. Historically, the business philosophy was to acquire and explore early-stage mineral prospects. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 8, 2008

The Company historically financed its operating activities principally by the issuance of common shares. Since 2004, equity financings have facilitated the acquisition and development of the Guanacevi Mines project, an underground silver mine and ore processing plant located in Durango, Mexico and the Guanajuato Mines project located in Guanajuato, Mexico. With the consolidation of the Company’s interests in the Guanacevi and Guanajuato Mines projects, the Company has been able to finance some of its operating activities from production cash flows.

Operating Performance

Consolidated Production Results

Q1 2008 compared to Q1 2007

Silver production for the first quarter of 2008 was 504,669 ozs compared to 490,986 ozs in the first quarter of 2007, an increase of 3%. Plant throughput for Q1 2008 was 78,157 tonnes at an average grade of 304 gpt silver and 0.71 gpt gold as compared to 47,781 tonnes at an average grade of 427 gpt silver and 0.88 gpt gold during Q1 2007. The increased silver production is attributable to both an increase in plant throughput at Guanacevi and the production from the Guanajuato Mine project.

The average silver grade was 29% lower and gold grades were 19% lower in Q1 2008 compared to Q1 2007 reflecting different ore types processed at Guanacevi and the lower silver grade from Guanajuato, for which there was no production for Q1 2007. The Guanajuato mine has lower silver grades but significantly higher gold grades than the Guanacevi mine. The average silver recovery rate was 11% lower in Q1 2008 compared to Q1 2007 due to higher manganese contents in the Guanacevi ores and shorter retention times in the Guanacevi leach circuit. The plant throughput rate was 64% higher in Q1 2008 compared to Q1 2007 due to the acquisition of the Guanajuato Mines project, an expansion of the Guanacevi mine labour force and the drawdown of the Guanacevi plant ore stockpiles built up in 2006.

Q1 2008 compared to Q4 2007

Silver production for the first quarter of 2008 was 504,669 ozs compared to 636,866 ozs the previous quarter, a decrease of 21%. Plant throughput for Q1 2008 was 78,157 tonnes at an average grade of 304 gpt silver and 0.71 gpt gold as compared to 91,251 tonnes at an average grade of 319 gpt silver and 0.85 gpt gold during Q4 2007. The average silver grade was 5% lower in Q1 2008 compared to Q4 2007 and gold grades were 16% lower reflecting different ore types processed at Guanacevi. The average silver recovery rate was 21% lower in Q1 2008 compared to Q4 2007 due to higher manganese contents in the Guanacevi ores and shorter retention times in the Guanacevi leach circuit. The plant throughput rate was 14% lower in Q1 2008 compared to Q4 2007 due to a significant decrease in throughput at Guanajuato, and a slight reduction in throughput at Guanacevi.

At Guanajuato, the primary factor in the significant reduction in the silver production and plant throughput was the closure of all mine shafts, and the re-assignment of many mine and mill personnel from production activities to development activities, in order to facilitate major safety upgrades in the shafts and working areas, minor repairs to the plant and various capital projects such as completion of the new tailings dam.

At Guanacevi, the main factors in the slight reduction in silver production and plant throughput were lower ore grades and the re-assignment of some mine personnel from production to development and some down-time at the plant for repairs and various capital projects such as completion of the new agitation leach circuit.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 8, 2008

The following table compares 100% consolidated production in 2008 to 100% consolidated production in the 2007 year:

Comparative Table of Consolidated Mine Operations

	Plant T'put	Grade		Recovered ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)
Production 2007 Year:

Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1
Q2, 2007	58,060	290	0.99	430,248	1,481	74.8	76.4
Q3, 2007	94,469	281	0.80	577,384	1,804	67.8	74.4
Q4, 2007	91,251	319	0.85	636,866	2,122	68.0	80.4
2007	291,561	319	0.87	2,135,484	6,427	70.4	76.8
Production 2008 Year:
Q1, 2008	78,157	304	0.71	504,669	1,433	66.2	79.8
YTD 2008	78,157	304	0.71	504,669	1,433	66.2	79.8

Q1, 2008 : Q1, 2007	64%	-29%	-19%	3%	40%	-11%	6%

Q1, 2008 : Q4, 2007	-14%	-5%	-16%	-21%	-32%	-3%	-1%

Guanacevi Mines

Production

Q1 2008 compared to Q1 2007

Silver production for Q1 2008 was 458,624 ozs compared to 490,986 ozs in Q1 2007, a decrease of 7%, with gold production of 1,012 ozs compared to 1,020 ozs in Q1 2007, a decrease of 1%. Plant throughput for Q1 2008 was 68,651 tonnes at an average grade of 322 gpt silver and 0.60 gpt gold as compared to 47,781 tonnes, at an average grade of 427 gpt silver and 0.88 gpt gold during Q1 2007.

The average silver grade was 25% lower in Q1 2008 compared to Q1 2007 due to further dilution in the stopes. The average silver recovery rate was 14% lower due to higher manganese contents in the Guanacevi ores and shorter retention times in the leach circuit. The plant throughput rate was 44% higher in Q1 2008 compared to Q1 2007 due to the ball mill being on stream and allowing a higher daily processing rate.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 8, 2008

Q1 2008 compared to Q4 2007

Silver production for Q1 2008 was 458,624 ozs compared to 542,789 ozs in Q4 2007, a decrease of 16%, with gold production of 1,012 ozs compared to 1,126 ozs in Q4 2007, a decrease of 10%. Plant throughput for Q1 2008 was 68,651 tonnes at an average grade of 322 gpt silver and 0.60 gpt gold as compared to 69,681 tonnes, at an average grade of 370 gpt silver and 0.65 gpt gold during Q4 2007.

The average silver grade was 13% lower in Q1 2008 compared to Q4 2007 and gold grades were 8% lower, reflecting ore types processed at Guanacevi and further dilution in the stopes. The average silver recovery rate was 1% lower and the plant throughput rate was 1% lower in Q1 2008 compared to Q4 2007.

At Guanacevi, the main factors in the slight reduction in silver production and plant throughput were lower ore grades and the re-assignment of some mine personnel from production to development and some down-time at the plant for repairs and various capital projects such as completion of the new agitation leach circuit.

The Company consolidated and commenced to report the Guanacevi operations from January 28, 2006 when 51% of the mine was purchased. The following table for Guanacevi compares 100% production in 2008 to 100% production in the 2007 year:

Comparative Table of Guanacevi Mine Operations

	Plant T'put	Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)
Production 2007 Year: 100% mine ownership April 1, 2008

Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1
Q2, 2007	40,749	377	0.72	382,377	824	75.9	76.4
Q3, 2007	68,084	342	0.61	491,643	987	65.8	74.5
Q4, 2007	69,681	370	0.65	542,789	1,126	65.4	76.9
2007	226,295	375	0.70	1,907,795	3,957	69.4	75.7
Production 2008 Year:
Q1, 2008	68,651	322	0.60	458,624	1,012	64.5	75.9

YTD 2008	68,651	322	0.60	458,624	1,012	64.5	75.9

Q1, 2008 : Q1, 2007	44%	-25%	-32%	-7%	-1%	-14%	1%

Q1, 2008 : Q4, 2007	-1%	-13%	-8%	-16%	-10%	-1%	-1%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 8, 2008

Guanajuato Mines project (formerly referred to as Bolanitos Mines project)

Production

The exploitation rights to the Guanajuato Mines project were purchased on May 2, 2007 while the ownership of the properties and plant was acquired on May 30, 2007. The Company has continued to mine from existing mineralized material and operate the processing plant during this period to ensure the availability of an experienced work force so that once a new orebody is identified there will be no delay starting up a new operation. Results for fiscal 2007 are for the eight months ended December 31, 2007 therefore there are no comparatives for the first quarter of 2007.

Q1 2008 compared to Q4 2007

Silver production for the first quarter of 2008 was 46,045 ozs compared to 94,077 ozs the previous quarter, a decrease of 51%. Plant throughput for Q1 2008 was 9,506 tonnes at an average grade of 171 gpt silver and 1.54 gpt gold as compared to 21,570 tonnes at an average grade of 155 gpt silver and 1.50 gpt gold during Q4 2007.

The average silver grade was 10% higher in Q1 2008 compared to Q4 2007 and gold grades were 3% higher. The average silver recovery rate was consistent with Q4 2007 and the plant throughput rate was 56% lower in Q1 2008 compared to Q4 2007.

At Guanajuato, the primary factor in the significant reduction in the silver production and plant throughput was the closure of all mine shafts, and the re-assignment of many mine and mill personnel from production activities to development activities, in order to facilitate major safety upgrades in the shafts and working areas, minor repairs to the plant and various capital projects such as completion of the new tailings dam.

Since acquisition, the average silver grade has increased due to a focus on mining higher grade material and reducing dilution in the stopes and the average silver recovery rate has increased due to an optimization of the plant.

The following table summarizes the results.

Comparative Table of Guanajuato Mine Operations

	Plant T'put	Grade		Recovered Ounces		Recoveries
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)

Production 2007 Year: Purchased May 2, 2007

Q1, 2007	0	0	0	0	0	0	0.0
Q2, 2007	17,311	120	1.70	47,870	657	71.7	69.4
Q3, 2007	26,385	124	1.29	85,742	817	81.5	74.7
Q4, 2007	21,570	155	1.50	94,077	886	87.7	85.0
YTD 2007	65,266	133	1.47	227,689	2,360	81.5	76.6

Production 2008 Year:
Q1, 2008	9,506	171	1.54	46,045	421	88.1	87.7
YTD 2008	9,506	171	1.54	46,045	421	88.1	89.4

Q1, 2008 : Q4, 2007	-56%	10%	3%	-51%	-52%	0%	3%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 8, 2008

Parral project

In February 2008, the Company acquired an option to purchase the Navegantes silver properties, located approximately 80 kilometers west of the city of Hidalgo de Parral in Chihuahua State, Mexico. The five Navegantes properties cover two historic silver mines, Jorge and San Pedro. The Company can acquire a 100% interest in the Navegantes properties by making $470,000 in escalating cash payments over a 2 year period.

Summary of Quarterly Results

	Dec 31, 2008		Dec 31, 2007			Dec 31, 2006
(in US$000s	Period End		Period End			Period End
except per share amounts)	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30

Total Revenues	$10,729	$11,018	$7,686	$6,385	$7,230	$6,035	$2,805	$4,550

Cost of Sales	$6,567	$8,804	$6,872	$5,092	$3,567	$4,524	$1,912	$1,348
Depreciation, Depletion & Accretion	$1,505	$1,493	$1,621	$609	$959	$1,081	$313	$818
Mine Operating Earnings / (Loss)*	$2,657	$721	$(807)	$684	$2,704	$430	$580	$2,384

Net income (loss):
(i) Total	$(2,424)	$(4,237)	$(3,651)	$(2,076)	$(2,238)	$(600)	$(153)	$(1,494)
(ii) Basic per share	$(0.04)	$(0.09)	$(0.08)	$(0.05)	$(0.05)	$(0.01)	$-	$(0.04)
(iii) Diluted per share	$(0.04)	$(0.09)	$(0.08)	$(0.05)	$(0.05)	$(0.01)	$-	$(0.04)

* Earnings from mine operations is a non-GAAP measure used by the Company as a measure of operating performance

Review of Consolidated Financial Results

Three months ended March 31, 2008 compared with the three months ended March 31, 2007

For the three months ended March 31, 2008, the Company realized Mine Operating Earnings of $2.6 million (2007 - $2.7 million) from its mining and milling operations on sales of $10.7 million (2007 - $7.2 million) with cost of sales of $6.6 million (2007 - $3.6 million) and depreciation and depletion $1.5 million (2007 - $1.0 million).

The Operating Loss for the three months ended March 31, 2008 was $1.8 million (2007 - $1.0 million) after Exploration costs of $2.1 million (2007 - $1.8 million), General and Administrative costs of $1.4 million (2007 - $1.6 million) and Stock Based Compensation costs of $1.0 million (2007 - $0.3 million).

The Loss Before Taxes for the three months ended March 31, 2008 was $1.4 million after Foreign Exchange Loss of $0.5 million (2007 – gain of $0.2 million), a realized gain on marketable securities of $0.7 million (2007 – Nil) and Investment and Other Income of $0.1 million (2007 - $0.3 million).

The Company incurred a Net Loss for the three months ended March 31, 2008 of $2.0 million (2007 - $2.2 million) after Income Tax Provision of $0.6 million (2007 - $0.3 million), with a Non-Controlling Interest expense of Nil (2007 - $1.5 million).

Sales were $10.7 million for the first quarter of 2008, an increase of 48% over the sales of $7.2 million for the first quarter of 2007. The increase in sales is primarily due to the increase in silver prices over last year. Cost of sales for the quarter was $6.6 million, an increase of 84% over the cost of sales of $3.6 million for Q1 2007. The increase in the cost of sales is a result of the costs associated with the Guanajuato project, which was acquired in Q2 2007, and rising costs for labour, fuel, power, parts, equipment and supplies. The Company has also experienced additional costs related to the expansion and upgrade programs. Depreciation, depletion and accretion was $1.5 million, an increase of 57% as compared to Q1 2007, primarily due to increased capital asset balances resulting from the buy-out of the remaining 49% of Minera Santa Cruz SA de CV and additional capital expenditures to date.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 8, 2008

Exploration expenses increased by 18% to $2.1 million in Q1 2008 from $1.8 million in Q1 2007. General and administrative decreased by 12% to $1.4 million in Q1 2008 as compared to $1.6 million in Q1 2007 as a result of decreased investor relations activities. Stock-based compensation increased by 225% to $1.0 million in Q1 2008 from $0.3 million in Q1 2007. The increase in stock-based compensation is due to the increased number of stock options issued in Q1 2008 relating to hiring of additional senior level personnel. There were 473,000 stock option issued in Q1 2007 as compared to 155,000 in Q1 2007.

The Company experienced a foreign exchange loss during the quarter of $0.5 million as compared to a foreign exchange gain of $0.2 million in the first quarter of 2007. The loss during the current quarter is a result of a weakening in the Canadian dollar to the US dollar. In the first quarter of 2007 there was a slight strengthening of the Canadian dollar to the US dollar and the company held more Canadian dollars at that time. The Company realized a gain on marketable securities during the period of $0.7 million as compared to nil in the same period of 2007 as a result of a partial liquidation of investments. Investment and other income decreased by 51% to $0.1 million in the period from $0.3 million in Q1 2007 due to the decreased cash balance. The income tax provision was $0.6 million for Q1 2008, an increase of 106% as compared to an income tax provision of $0.3 for Q1 2007.

Cash Costs (Non-GAAP Measure)

Cash cost per oz is a non-GAAP measure used by the Company as a measure of operating performance and widely reported in the silver and gold mining industry as a benchmark of performance, but does not have standardized meaning. Cash operating cost per oz of silver is calculated net of gold credits and royalties.

The consolidated cash operating cost of silver produced in Q1 2008 was $10.01 per oz. The cash cost of silver produced at Guanacevi was $8.61 per oz and at Guanajuato $24.58 per oz.

The consolidated cash cost per oz of silver produced in the 1st Quarter 2008 was 10% less than the consolidated cash cost of $11.09 in the previous quarter but substantially higher than the $5.45 cash cost per oz produced in the 1st quarter 2007. For both Guanacevi and Guanajuato, the Company has been temporarily incurring additional operating costs as we implement our expansion and upgrade programs. The Company has also experienced rising operating costs of labour, fuel, power, parts, equipment, supplies etc.

The cash cost per oz at Guanacevi for the 1st Quarter 2008 was $8.61 per oz as compared to $7.45 in the 4th Quarter 2008 and $5.45 per oz in Q1 2007. The higher cash costs in 2008 as compared to 2007 are a result of a combination of falling productivity and metal recoveries at the Guanacevi plant due to delays in the plant upgrade projects, lower production grades due to mine dilution and the processing of lower grade stockpiles, lower silver recoveries due to higher manganese contents and lower leach circuit retention times. Management anticipates cash costs at Guanacevi will start declining once various capital projects are completed in Q3 2008.

The cash cost per oz at Guanajuato for the 1st Quarter 2008 was $24.58 per oz as compared to $32.97 in the 4th Quarter 2008. The decrease in cash costs in 2008 as compared to 2007 are a result of a decrease in the labour force, a decrease in plant activity and improved cost controls.

The unusually high cash costs at Guanajuato are mostly due to operating the plant at a fraction of its capacity, while retaining most of the plant personnel for future operations, during this period of safety upgrades and various capital projects. Management anticipates cash costs at Guanajuato will start declining once the safety upgrades and various capital projects are completed in Q2 2008.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 8, 2008

Reconciliation of cash operating cost per oz to cost of sales:

Consolidated

(in US $000s except ozs	Three Months	Three Months	Three Months	Three Months	Three Months
produced/payable and cash	Ended March	Ended Dec 31,	Ended Sep 30,	Ended June 30,	Ended Mar 31,
cost/oz)	31, 2008	2007	2007	2007	2007

Cost of Sales	$6,567	$8,759	$6,917	$5,092	$3,567
Add/(Subtract):
Royalties	$(268)	$(211)	$(191)	$(194)	$(191)
Change in Inventories	$30	$(289)	$518		$(98)
By-Product gold sales	$(1,347)	$(1,309)	$(1,199)	$(799)	$(627)
Cash Operating Costs	$4,982	$6,950	$6,045	$4,099	$2,651

Ozs Produced	$504,669	$636,866	577,381	430,251	490,986
Ozs Payable	$497,781	$626,734	568,177	424,034	486,076

Cash Cost Per Oz US$ *	$10.01	$11.09	$10.64	$9.67	$5.45

Guanacevi Mines

(in US $000s except ozs	Three Months	Three Months	Three Months	Three Months	Three Months
produced/payable and cash	Ended March	Ended Dec 31,	Ended Sep 30,	Ended June 30,	Ended Mar 31,
cost/oz)	31, 2008	2007	2007	2007	2007

Cost of Sales	$5,124	$5,383	$5,397	$4,370	$3,567
Add/(Subtract):
Royalties	$(268)	$(211)	$(191)	$(149)	$(191)
Change in Inventories	$30	$(289)	$518	$-	$(98)
By-Product gold sales	$(979)	$(880)	$(704)	$(489)	$(627)
Cash Operating Costs	$3,907	$4,003	$5,020	$3,732	$2,651

Ozs Produced	$458,624	$542,789	491,643	382,377	490,986
Ozs Payable	$454,038	$537,361	486,726	378,554	486,076

Cash Cost Per Oz US$ *	$8.61	$7.45	$10.31	$9.86	$5.45

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 8, 2008

Guanajuato Mines Project

(in US $000s except ozs	Three Months	Three Months	Three Months	Three Months	Three Months
produced/payable and cash	Ended March	Ended Dec 31,	Ended Sep 30,	Ended June 30,	Ended Mar 31,
cost/oz)	31, 2008	2007	2007	2007	2007

Cost of Sales	$1,443	$3,376	$1,520	$722	$-
Add/(Subtract):
Royalties	$-	$-	$-	$(45)
Change in Inventories	$-	$-	$-	$-
By-Product gold sales	$(368)	$(429)	$(495)	$(310)	$-
Cash Operating Costs	$1,075	$2,947	$1,025	$367	$-

Ozs Produced	$46,045	$94,077	85,738	47,874	0
Ozs Payable	$43,743	$89,373	81,451	45,480	0

Cash Cost Per Oz US$ *	$24.58	$32.97	$12.58	$8.07	$0.00

* Based on payable silver production attributable to cost of sales.

Note: The cash cost calculation disclosed for previous quarters did not include an adjustment from cost of sales for royalties. This change is to bring the Company’s disclosure in line with industry standards.

Liquidity and Capital Resources

Operating activities generated $0.6 million in Q1 2008 compared to generating $1.0 million in Q1 2007. The major impacts from the recorded loss of $2.0 million were non cash charges for depreciation, depletion and accretion of $1.5 million, stock-based compensation of $1.0 million, a gain on marketable securities of $0.7 million, an unrealized foreign exchange loss of $0.1 million and in working capital $0.7 million.

Investing activities in Q1 2008 used $2.4 million as compared to $4.6 million in Q1 2007. The investments in property, plant and equipment was $3.9 million compared to $4.6 million in Q1 2007 and the Company received proceeds from the sale of marketable securities of $2.5 million and invested $1.0 million during the period in marketable securities.

As at March 31, 2008, the Company’s share capital was $87.5 million representing 49,026,146 common shares as compared to $87.5 million representing 48,982,146 common shares at December 31, 2007. During Q1 2008, the Company issued 44,000 common shares relating to share purchase options exercised for gross proceeds of $32,000 compared to the issuance of 1,461,214 common shares for gross proceeds of $2.9 million in Q1 2007 which was comprised of 828,161 common shares issued relating to share purchase warrants exercised for $1.9 million and 379,000 common shares relating to share purchase options exercised for gross proceeds of $1.0 million.

The cash and cash equivalents balance decreased from $16.6 million at December 31, 2007 to $14.8 million at March 31, 2008. Cash and cash equivalents decreased for the period by $1.8 million primarily due to investments made in property, plant and equipment during the period offset by proceeds from the sale of marketable securities.

The company invested $3.9 million in property, plant and equipment during the quarter with the majority of the expenditures at Guanacevi. Approximately $3.2 million was spent at Guanacevi with $1.2 million spent on plant projects, $1.2 million on mine development and deferred exploration, $0.3 million spent on mine equipment and $0.5 million spent on transportation and office equipment. Approximately $0.6 million was spent at Guanajuato with the majority spent on the shafts and the plant.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 8, 2008

Working capital decreased to $21.5 million from $25.3 million at December 31, 2007 primarily due to the reduction in cash of $1.8 million, the decrease in accounts receivable of $1.0 million, the increase in accounts payable of $0.7 million and the increase in income taxes payable of $0.3 million.

As at March 31, 2008, the Company had 4,368,000 options to purchase common shares outstanding with a weighted average exercise price of CAD$3.34 and had 310,000 share purchase warrants outstanding with a weighted average exercise price of CAD$5.34.

The Company had the following contractual obligations at March 31, 2008:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating Lease	$996	$264	$732	-	-
Exploration	$360	$200	$160	-	-
Other Long-Term Liabilities	$1,613	$464	-	-	$933
Total	$2,969	$928	$892	-	$933

Transactions with Related Parties

The Company shares common administrative services and office space with related party companies and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis.

During the course of the period the Company paid $115,000 in consulting fees to a company with common directors and management.

The Company has paid $7,000 for legal services to a legal firm in which the Company’s Corporate Secretary is a partner.

As at March 31, 2008 the Company holds marketable securities purchased for $279,000 of a public company with common directors and management that has a market value of $94,000. The Company currently holds securities purchased for $160,000 of a private company with common directors that has a deemed market value of $160,000.

Changes in Accounting Policies

On January 1, 2008, the Company adopted five new accounting standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1506, Accounting Changes; Handbook Section 1535, Capital Disclosures; Handbook Section 3031, Inventories; Handbook Section 3862, Financial Instruments – Disclosure and Handbook Section 3863, Financial Instruments – Presentation.

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1506, Accounting Changes, which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in estimates and correction of errors. As a result of adopting this new standard, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information. There were no changes in policies or estimates during the period, except for those new standards adopted and noted below.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 8, 2008

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company considers the items included in the consolidated statement of changes in shareholders equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Effective January 1, 2008, the Company adopted the CICA guidelines of Section 3031, Inventories, which replaces Section 3030 of the same name. This standard harmonizes accounting for inventories under Canadian GAAP with International Financial Reporting Standards (“IFRS”). Under this standard, inventories are measured at the lower of cost and net realizable value. Similar inventories within a consolidated group are to be measured using the same method, and the reversal of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories. The Company’s inventory balance consists of materials and supplies inventory, stockpile inventory, finished goods inventory and work-in-process inventory which are valued at the lower of cost and net realizable value. Cost is measured using the weighted average method as applicable. There are no write-downs or reversals of past write-downs. The application of this section did not have a significant impact on the Company’s financial statements.

Effective January 1, 2008, the Company adopted the CICA guidelines of Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, included specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

Financial Instruments and Other Instruments

The Company’s financial instruments as of March 31, 2008 consisted of cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and long-term investments. The fair value of these instruments approximates their carrying value, however, due to the unavailability of an active market for our ABCP investments, their carrying value reflects management’s best estimate of their underlying fair value (see Note 7 to our interim consolidated financial statements for further details). There were no off balance sheet financial or other instruments.

Cash and cash equivalents included short-term, highly liquid investments placed with major Canadian banks that mature within three months of their purchase date so that these investments do not expose the Company to significant interest rate risk.

The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates or commodity prices.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 8, 2008

Outlook

In 2008, the Company expects to increase its silver production, reserves and resources for the fourth consecutive year. Like 2007, production in the first two quarters should be relatively flat as the focus will be on completing the various mine and plant capital improvements. However, after completing these projects production should rise significantly in the second half of the year. Safety and the environment are important issues for the Company and are always taken care of first at our operations.

At Guanacevi, the Company plans to boost the tonnage mined by retaining a contractor to develop the new Alex Breccia mine, push development to the north Porvenir area and develop ramp access to the Santa Cruz mine. Emphasis will continue to be placed on minimizing mine dilution so as to enhance the ore grade delivered to the plant. In the plant, several capital expansion and upgrade projects will be completed that should facilitate an increase in metal recoveries. In particular, the expanded agitation leach circuit, completion of the thickeners, and refinery will be completed during the second quarter and the refurbished flotation circuit is anticipated to be re-commissioned in the third quarter.

Exploration drilling has resumed with renewed vigour at Guanacevi, both underground at the Porvenir mine as well as on surface at the newly acquired Milache and San Pedro properties. The Company is planning on completing almost 13,000 meters of drilling in the Guancevi district on its properties and therefore targeting an increase in resources and reserves as a result.

At Guanajuato, “safety first” has determined the action plan for the operations. The shafts are being upgraded to North American safety standards so production is expected to be low for the first and second quarters and then mine tonnage is forecast to jump in the second half of the year. Mineralized material grades have already risen in response to the grade and dilution control programs instituted last year. Minor improvements are scheduled for the plant but metal recoveries are not expected to improve as they are already above the target recoveries. The plant has some upgrading of the crushing circuit planned and an increase in the tailings pond will be completed in the second quarter.

Exploration at Guanajuato is focused on drilling around the Golondrinas, Bolanitos and Cebada mines to expand resources and reserves. The Company has planned 17,000 meters of drilling from surface and underground. The initial focus is to firm up the resources already known and then explore for a new deposit using the same plan that was used at Guanacevi in 2004.

At Parral, the evaluation of the Cometa project will be completed in the second quarter so that a decision can be made how to proceed with this new base and precious metal discovery. Exploration will continue at Arroyo Seco in the second and third quarters of 2008.

The Company will continue to evaluate acquisitions particularly in each of the districts that it is working and in other parts of Mexico in order to fuel continued growth.

Outstanding Share Data

As of May 2, 2008, the Company had the following items issued and outstanding:

  49,026,146 common shares
  4,368,400 options to purchase common shares with a weighted average exercise price of CAD$3.34 expiring between January 14, 2009 and March 31, 2013.
  310,000 share purchase warrants with a weighted average exercise price of CAD$5.34 expiring between January 8, 2009 and May 30, 2009.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2008
(Expressed in US dollars unless otherwise noted)	Date of Preparation: May 8, 2008

Changes in Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During the first quarter of 2008, the Company implemented the following changes to internal control over financial reporting:

  During the first quarter of, 2008 management has developed and communicated an authority limit policy, a capital expenditure policy and an investment policy.
  The Company has implemented controls so that all Spanish language contracts will have certified English translations, which will be maintained in the corporate office, that are reviewed by either the CEO or COO and either the CFO or Controller.

Except for the changes discussed above, there have been no changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.